SNR Denton US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA	Jeffrey A. Baumel Partner jeffrey.baumel@snrdenton.com D +1 973 912 7189 T +1 973 912 7100 F +1 973 912 7199 snrdenton.com

March 29, 2012

Justin Dobbie, Esq. Legal Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3010

Re:	ADMA Biologics, Inc. Form 8-K Filed February 13, 2012 File No. 000-52120

Dear Mr. Dobbie:

By letter dated March 9, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Form 8-K (the “Form 8-K”) filed by our client, ADMA Biologics, Inc. (the “Company”). The Company has revised the Form 8-K to reflect its responses to the SEC Letter in an amendment (the “Amendment”), which is filed with the Commission concurrently herewith.

In order to facilitate your review, this letter responds, on behalf of the Company, to each of the comments set forth in the SEC Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.  Unless otherwise noted, page numbers refer to the Amendment.

Safe Harbor Statement Under the Private Securities Litigation Reform Act, page 2

1.
Please remove reference to the safe harbors of the Private Securities Litigation Reform Act of 1995 including Section 27A of the Securities Act and Section 21E of the Exchange Act given that you appear to be a penny stock issuer, or tell us why this is not necessary. Please refer to Section 27A(b)(1)(C) of the Securities Act and 21E(b)(1)(C) of the Exchange Act.

RESPONSE:  The Company has revised the disclosure on page 2 of the Amendment to eliminate the reference to the safe harbors of the Private Securities Litigation Reform Act of 1995.

U.S. Securities and Exchange Commission March 29, 2012 Page 2

Additional Information Required Pursuant to Form 10, page 10

Business of ADMA, page 10

General

2.	Please revise to define industry specific terms when first used, such as “immune globulins,” “polyclonal,” and “RSV,” on page 10 and “PIDD” on page 11.

RESPONSE: The Company has revised the disclosure on page 12 of the Amendment to define industry specific terms upon first use.

Overview, page 10

3.	Please balance the disclosure in the second paragraph to clarify, as indicated on page 21, that the results of your Phase II clinical trials may not be indicative of future results.

RESPONSE:  The Company has revised the disclosure on page 12 of the Amendment in response to the Staff’s comment.

4.
We note the statement in the second paragraph that ADMA is preparing to conduct a Phase III clinical trial “in order to gain FDA approval” of RI-001. Please revise to state that the FDA may require additional Phase III trials and Phase IV trials after this planned Phase III trial. Additionally please revise to clarify that it is possible that the FDA may not grant approval.

RESPONSE:  The Company has revised the disclosure on page 12 of the Amendment in response to the Staff’s comment.

Business of ADMA, page 10

5.	Please revise to discuss how you have developed RI-001. Explain whether you developed it internally or acquired it from another party.

RESPONSE: The Company has revised the disclosure on page 12 of the Amendment in response to the Staff’s comment.

Background of the Plasma Industry, page 11

6.
Please refer to the second paragraph on page 11. Please refrain from referring to compound growth rates here and elsewhere as these represent two discrete snapshots in time but do not show trends or events during the remaining period. Otherwise, please revise to disclose the information in a manner that conveys the interim trends or events and presents a more complete picture of the worldwide revenue growth within the industry.

RESPONSE:  The Company has revised the disclosure on page 13 of the Amendment to eliminate the reference to compound growth rates.

7.
Please refer the second paragraph on page 11 regarding the $11.8 billion worldwide market and $4.5 billion United States market for the plasma industry, the third paragraph on page 11 regarding the $5.1 billion worldwide IGIV market, and the fourth paragraph on page 11 regarding the $900 million worldwide hyperimmune products market. Please revise to state, if true, that RI-001, if approved for treatment of PIDD by the FDA, would represent only a sub-segment of each of these markets. Additionally please balance references to worldwide markets by stating that you currently only have plans for gaining regulatory acceptance in the United States.

U.S. Securities and Exchange Commission March 29, 2012 Page 3

RESPONSE:  The Company has revised the disclosure on page 14 of the Amendment by eliminating the references described in the Staff’s comment and has added disclosure to the risk factor on page 28 that it currently only has plans for gaining regulatory approval in the United States.

Our Strategy, page 11

8.
For each business initiative you list, please revise to provide a timeline including milestones and the costs you will face at each step along the way. Discuss what steps you have taken so far. Explain when you expect each initiative to generate revenue. Additionally, please explain which initiatives will require you to raise additional capital.

RESPONSE:  The Company has revised the disclosure on pages 14-15 of the Amendment in response to the Staff’s comment.

9.	Please revise to address your strategy in the event the FDA requires additional Phase III trials or Phase IV trials. Discuss a timeline including costs and whether additional capital would be needed.

RESPONSE:  The Company has revised the disclosure on page 12 of the Amendment in response to the Staff’s comment.  Since the Company’s strategy in the scenario described in the Staff’s comment would depend on the specific requirements imposed by the FDA, and since a timeline and corresponding costs are difficult to predict, the Company has added language on page 12 highlighting the risk of additional Phase III trials or Phase IV trials.

10.
You state here that ADMA BioCenters received its FDA license in August 2011. We also note on page F-6 of Exhibit 99.2 that you founded ADMA BioCenters Georgia, Inc. on April 3, 2008. Please tell us, with a view towards revised disclosure, what operations were conducted by the facility prior to receiving the FDA license and when the facility began collecting plasma.

RESPONSE:  The Company has revised the disclosure on page 15 of the Amendment to clarify that prior to receiving its FDA license, the work at the Georgia facility consisted of obtaining local approvals, undergoing federal and state inspections, validating plasma collection systems, implementing quality programs for plasma collection, entering into vendor agreements, training and hiring staff and responding to FDA request letters.  Further, the Company began to collect plasma in February 2009, as the FDA required a minimum of three months of fully documented  quality assurance records to be completed prior to a submission for FDA licensure.

Our Product Candidate, page 12

11.	Please tell us, with a view towards revised disclosure, why you believe RI-001 will be clearly differentiated from currently marketed IGIV products.

RESPONSE:  The Company has revised the disclosure on page 16 of the Amendment in response to the Staff’s comment to clarify that RI-001 will be differentiated from currently marketed IGIV products because of the Company’s proprietary methods of selecting and screening plasma donors and the manufacturing processes it intends to employ.

U.S. Securities and Exchange Commission March 29, 2012 Page 4

Manufacturing and Supply, page 13

12.
We note that you have filed the manufacturing and supply agreements with Biotest Pharmaceuticals Corporation as material contracts. Please revise this section to disclose the material terms of these agreements. Please also disclose more specifically to what extent you intend to rely on third parties for blood plasma sourcing.

RESPONSE:  The Company has revised the disclosure on page 18 of the Amendment in response to the Staff’s comments.

13.	Please disclose the precautions your manufacturer is required to take to protect your trade secrets.

RESPONSE:  The Company has revised the disclosure on page 18 of the Amendment in response to the Staff’s comment.

Intellectual Property, page 14

14.	Please revise to state, as indicated on page 22, that you do not own any issued patents and do not have any patent applications in process.

RESPONSE:  The Company has revised the disclosure on page 19 of the Amendment in response to the Staff’s comment.

Government Regulation and Product Approval, page 14

15.	Please revise to address the regulation and licensing of ADMA BioCenters.

RESPONSE:  The Company has revised the disclosure on page 20 of the Amendment in response to the Staff’s comment.

Risk Factors, page 18

16.
We note the reference to known “and unknown” risks and the statement that “[t]he risks described below are not the only ones the Company will face.” All material risks should be discussed in this section. If risks are not deemed material they should not be mentioned. Please revise accordingly.

RESPONSE:  The Company respectfully submits that the Risk Factors in the Amendment disclose all material risks known to be faced by the Company and has revised the preamble to the Risk Factors on page 25 accordingly.

17.	Please revise to include a risk factor discussing, if true, that your Chief Executive Officer has no experience managing a public company.

RESPONSE:  The Company has revised the disclosure on page 33 of the Amendment to add the requested risk factor.

U.S. Securities and Exchange Commission March 29, 2012 Page 5

To date, we have generated limited product revenues, page 18

18.	Please revise to state, as indicated on page 34, that you estimate you will run out of funds after the third quarter of 2013, but may run out sooner and require additional capital sooner.

RESPONSE:  The Company has revised the disclosure on page 25 of the Amendment in response to the Staff’s comment.

We do not own any issued patents, page 22

19.	Please provide a separate risk factor addressing risks that third parties may obtain patents and that you would then be infringing on those patents unless you negotiate appropriate licenses.

RESPONSE:  The Company has revised the disclosure on page 32 of the Amendment to add the appropriate risk factor.

Management’s Discussion and Analysis or Plan of Operation, page 31  Results of Operations, page 31

20.	Please consider including a tabular presentation of period to period comparative data for clarity in addition to your narrative discussion.

RESPONSE:  The Company has revised the disclosure on page 45 of the Amendment to add the requested table.

Liquidity and Capital Resources, page 34

21.
You state here that you expect your existing cash will be sufficient to fund your operations through the third quarter of 2013. You state on page 11, however, that you anticipate potential FDA approval of RI-001 by year-end 2014 and you intend to commercialize thereafter. Please address this potential funding shortfall more specifically, including your intended courses of action to remedy the deficiency.

RESPONSE:  The Company has revised the disclosure on page 48 of the Amendment in response to the Staff’s comment.

22.
Please revise your discussion here to specifically state that the auditors’ report expressed substantial doubt as to your ability to continue as a going concern similar to the disclosure on page 18. Filings with such accountants’ reports must contain appropriate and prominent disclosure of financial difficulties and viable plans to overcome these difficulties. Refer to Section 607.02 of the Financial Reporting Codification for guidance.

RESPONSE:  The Company respectfully submits that the auditor’s report accompanying the audited financial statements for the year ended December 31, 2011, which are being filed as exhibits to the Amendment, do not contain a “going concern” explanatory paragraph.

U.S. Securities and Exchange Commission March 29, 2012 Page 6

Summary Compensation Table, page 39

23.
We note the statement on page 40 that Mr. Grossman received a bonus of $50,000 in connection with his 2011 performance. Please explain why you have not included this amount in the Summary Compensation Table as 2011 compensation.

RESPONSE:  The Company has revised the disclosure on page 56 of the Amendment to include such bonus in response to the Staff’s comment.

Certain Relationships and Related Transactions, and Director Independence, page 41

24.	Please revise to quantify the estimated amount of reimbursed legal fees, as discussed in the first paragraph.

RESPONSE:  The Company has revised the disclosure on page 59 of the Amendment in response to the Staff’s comment.

25.	Please disclose the number of shares underlying the common stock purchase warrants in the first paragraph under “Note Financings.”

RESPONSE:  The Company has revised the disclosure on page 60 of the Amendment in response to the Staff’s comment.

Other Related Party Transactions, page 42

26.	Please revise to identify the “affiliate of the Placement Agent.” Additionally please revise to identify the “bank of which Dr. Grossman serves as a director....”

RESPONSE:  The Company has revised the disclosure on pages 60-61 of the Amendment to clarify that it is Rodman & Renshaw, LLC as Placement Agent, and not its affiliate, who will continue to hold an equity interest in the Company. The Company has also revised the disclosure to identify the bank as Pascack Bankcorp in response to the Staff’s comment.

Description of Registrant’s Securities to be Registered, page 43

27.
You state that the summary of certain provisions of your capital stock is qualified by the “provisions of applicable law.” Such a qualification is inappropriate unless you file these provisions of applicable law as exhibits to the current report. Please revise accordingly.

RESPONSE:  The Company has revised the disclosure on page 63 of the Amendment to eliminate such reference.

Note 2 – Summary of Significant Accounting Policies Inventory, page F-6

28.
We note your disclosure on page 31 of your Form 8-K that, during the nine months ended September 30, 2011, you incurred a loss on sale of research and development inventory of $1,934,630 because you disposed of your inventory of high priced, high titer plasma that you had previously acquired to conduct research and development for a second product that was subsequently abandoned. Please revise your disclosures in the Form 8-K and in this note to indicate the total amount of inventory sold at book value, proceeds received, and loss taken on sale.

U.S. Securities and Exchange Commission March 29, 2012 Page 7

RESPONSE:  The Company has revised the disclosure on page F-6 of the Amendment in response to the Staff’s comment to disclose the total amount of inventory sold at book value ($2,439,487), proceeds received ($504,857) and loss recorded on the sales ($1,934,630).

29.
Further, we note your inventory policy indicates inventory is carried at the lower of cost or market. Given the significant loss on sale of plasma inventory taken during the nine months ended September 30, 2011, it appears the market value of remaining inventories may be significantly less than their carrying value. Please tell us how you have considered the remaining plasma inventory for impairment.

RESPONSE:  The Company respectfully submits that the inventory sold during the nine months ended September 30, 2011 was older plasma with a relatively short remaining shelf life.  This plasma was intended for use in the clinical trial manufacturing process.  The delay in Phase III trials and the desire at the time to raise capital led to the sale of such plasma inventory.  The sale was not in the ordinary course of business.

The Company's remaining inventory is more recently acquired and, therefore, has a longer remaining shelf life.  It is also critical for the manufacture of clinical trial drug to be used in the Phase III trial.  Plasma with these specific titers is scarce and the replacement cost would be greater than the carrying value of the remaining plasma inventory.  Due to these factors, no impairment charge was recorded on the remaining plasma inventory.

30.
As a related matter, we note your disclosure on page 10 of your Form 8-K that you own and operate ADMA BioCenters, an FDA-licensed source plasma collection facility that collects source plasma that may be manufactured into finished goods by third-party manufacturers or sold in the open market. Please tell us why you have not recorded the sale of the plasma inventory as revenue and the related cost of such plasma as cost of sales within operations on your Condensed Consolidated Statements of Operations on page F-3. Include in your response whether ADMA BioCenters has sold plasma to third party manufacturers or in the open market for any period presented.

RESPONSE: The Company respectfully submits that the plasma inventory sold during the nine months ended September 30, 2011 was purchased from third parties specifically for use in research and development activities.  It was not collected at the Company’s collection facility and sold in the ordinary course of business.  Therefore, the sale was not recorded as revenue with related cost of sales in the Company’s condensed consolidated statements of operations.

Plasma collected from the Company’s plasma collection facility is ordinary source plasma without specific titers.  The FDA license for the plasma collection facility was received in 2011, and the first sale of plasma in the ordinary course of business did not occur until October 2011.

Exhibit 10.10

31.	Please refile this material contract in its entirety, including Exhibit A.

RESPONSE:  The Company has refiled Exhibit 10.10, including Exhibit A thereto.

U.S. Securities and Exchange Commission March 29, 2012 Page 8

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7189 or Roland Chase at (973) 912-7179.

Sincerely,

/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

Enclosures